

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

David Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120 , 700 West Pender Street
Vancouver , British Columbia , Canada

> **Re: Mercer International Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **File No. 000-51826**

Dear Mr. Ure:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

<u>Form 10-K filed February 17, 2022</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 59</u>

1. Please discuss your material cash requirements from known contractual and other obligations as of December 31, 2021, the anticipated source of funds needed to satisfy such cash requirements and the relevant time period for the related cash requirements in accordance with Item 303(b)(1) of Regulation S-K. In this regard, we note you have purchase obligations relating to take-or pay contracts of approximately $283 million as of December 31, 2021. For further guidance refer to Instruction 4 to Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 with any

David Ure
Mercer International Inc.
April 6, 2022
Page 2

questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing